P.E. 2/1/02



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FEB 19

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

A press release dated February 18, 2002 announcing the position of France Telecom and Orange regarding their interest in MobilCom.



france telecom

www.francetelecom.com

Position of France Telecom and Orange regarding interest in MobilCom

Joint statement from France Telecom and Orange

Paris / London, February 18, 2002 - In the light of comments made by MobilCom regarding France Telecom's/Orange's obligation towards MobilCom, France Telecom and Orange wish to clarify their position. All obligations of France Telecom and/or Orange towards MobilCom and to financing suppport for MobilCom are only governed by a binding agreement, called Cooperation Framework Agreement (CFA).

Under the CFA, France Telecom/Orange have to provide financing support, if required, to MobilCom for its UMTS operations. The obligation expires on the commencement of UMTS operations. Any such obligation, however, is subject to the mutual agreement between France Telecom/Orange and Mr. Schmid on fundamental matters, including the business plan and the budget of MobilCom.

MobilCom has to currently review its strategy and its associated business plan, following the fundamental changes that have occurred in the German mobile market during the last two years. In view of these changes and in the interest of MobilCom, France Telecom / Orange have made it clear that they expect to see a MobilCom business plan adopted which is viable and reflects substantially reduced capital expenditures.

At this stage, no agreement has been reached between France Telecom/Orange and Mr. Schmid on MobilCom's budget and business plan.

The CFA defines the business plan as a fundamental matter. If the parties to the CFA cannot reach agreement on a fundamental matter, the CFA provides for a detailed mediation process. If the mediator cannot reconcile the positions of the parties, France Telecom / Orange then have the right to decide on the fundamental matter (such as the business plan). MobilCom will be bound to implement France Telecom's / Orange's decision.

The CFA does not oblige France Telecom / Orange to finance a business plan which they have not approved.

Press contact:

France Telecom
Bruno Janet
Senior Vice President Group Corporate Information
+ 33 (0) 1 44 44 88 71

Nilou Du Castel
Group Press Director France Telecom
33 (0) 1 44 44 93 93

Orange SA
Denise Lewis
Group Director of Corporate Affairs
44 + (0) 20 7984 2000

Niamh Byrn
Head of Media Relations
44 + (0) 20 7984 2000

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: February 19, 2002

By: /s/ Jean-Claude Grynberg
Name: Jean-Claude Grynberg
Title: Director, Investor Relations